Exhibit 4.37
[Confidential Treatment]
Addendum No. 1 to the bareboat charter dated 20 April 2004 between NCL (Bahamas) Ltd. as charterers and Crown Wind Limited as owners in relation to the vessel named “MV Norwegian Wind” (the “Charter”)
1.	The parties have agreed that the Charter Period set out in box 21 of the Charter shall be amended to read “The Vessel shall be redelivered between [**] [Confidential Treatment] ”.
2.	Save as expressly provided by this Addendum No. 1, all other terms and conditions of the Charter shall remain unamended and in full force and effect.
Mark E. Warren

For and on behalf of NCL (Bahamas) Ltd.
Date: 28 November 2006
Signature Illegible

For and on behalf of Crown Wind Limited
Date: 28 November 2006